Eric D. Tanzberger
Senior Vice President and Chief Financial Officer
February 19, 2007
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 0407
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	SEC Comment Letters dated May 19, 2006 and August 8, 2006 related to Service Corporation International’s Form 10-K for the fiscal year ended December 31, 2005 filed March 6, 2006 File No. 1-06402
Dear Mr. Spirgel:
This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letters dated May 19, 2006 and August 8, 2006.
On May 19, 2006 and August 8, 2006, the Staff asked us to provide additional information specifically related to the cash flow treatment of the activities within our preneed funeral, preneed cemetery, and perpetual care trust investments; our funeral and cemetery deferred revenue; and our funeral, cemetery and perpetual care non-controlling interest. We provided responses to these inquiries to the Staff on letters dated June 30, 2006, and September 25, 2006.
Through subsequent discussions with the Staff and with our external auditors, it is the Company’s understanding that the Staff, beginning in our December 31, 2006 Form 10-K, would like for us to provide the gross movements of the activities within preneed funeral, preneed cemetery, and perpetual care trust investments; funeral and cemetery deferred revenue; and funeral, cemetery and perpetual care non-controlling interest, on the face of our consolidated statement of cash flows for all periods presented, as opposed to the net presentation the Company has provided in its prior period financial statements. In Exhibit A to this response letter, the Company has provided an example of this proposed change to our 2005 Consolidated Statement of Cash Flows.
SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY  •  P.O. BOX 130548  •  HOUSTON, TX 77219-0548  •  (713) 525-7768  •  FAX (713) 525-7581

Mr. Larry Spirgel

In addition to the proposed format revision of our consolidated statement of cash flows, the Company will continue to disclose, on both an annual and quarterly basis, the gross movements within our trust investment portfolio in the applicable footnotes related to its Preneed Funeral Activities, Preneed Cemetery Activities, and Cemetery Perpetual Care Trusts, respectively (Notes 5, 6 and 7, respectively, in our 2005 Form 10-K/A). These gross movement disclosures will include gross purchases and sales within the trust investments as well as realized gains and losses related to the sales within the investments and unrealized gains and losses on investments in accordance with paragraphs 19 and 20 of SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. The Company will also continue to disclose, on both an annual and quarterly basis within these respective footnotes, the gross withdrawals and deposits within the trust that are related to funeral trusts, cemetery trusts, and cemetery perpetual care trusts. Lastly, in all future filings, the Company will include the following sentence in the first paragraph of each of those respective footnotes:
"Cash flows from such preneed [funeral/cemetery/perpetual care trust] contracts are presented as operating cash flows in the Company’s consolidated statement of cash flows.
* * * * * * *
We would like to emphasize that the Company’s goal is to resolve this cash flow issue in a timely manner that is acceptable to the Staff. If necessary, in order to facilitate timely resolution of this matter, we respectfully request a follow-up call with the Staff to further discuss this matter as soon as reasonably possible.
Sincerely,
Eric D. Tanzberger
Senior Vice President and
Chief Financial Officer

cc:	Bob Carroll / Staff Accountant, U.S. Securities and Exchange Commission Kyle Moffatt, Branch Chief Accountant PricewaterhouseCoopers LLP Members of the SCI Audit Committee of the Board of Directors

Mr. Larry Spirgel

EXHIBIT A
SERVICE CORPORATION INTERNATIONAL
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

December 31,
2005

Cash flows from operating activities:

Net income (loss)	$(127,941)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Income from discontinued operations, net of tax	(4,123)
Loss on early extinguishments of debt	14,258
(Premiums) discounts on early extinguishments of debt	(12,186)
Cumulative effects of accounting changes, net of tax	187,538
Depreciation and amortization	87,885
Amortization of cemetery property	27,500
Provision for deferred income taxes	25,191
Gains and impairment (losses) on dispositions, net	26,093
Payments on restructuring charges	(10,723)
Litigation payments, net of recoveries	(3,126)
Change in assets and liabilities, net of effects from acquisitions and dispositions:
Decrease (increase) in receivables	18,915
Decrease (increase) in other assets	16,359
Increase in litigation accrual	370
Increase in payables and other liabilities	13,943
Decrease (increase) in preneed funeral receivables and trust investments	14,976
(Decrease) increase in funeral deferred revenue	43,793
(Decrease) increase in funeral non-controlling interest	(53,593)
Decrease (increase) preneed cemetery receivables and trust investments	14,143
(Decrease) increase in cemetery deferred revenue	66,603
(Decrease) increase in cemetery non-controlling interest	(27,765)
Other	86

Net cash provided by operating activities from continuing operations	318,196
Net cash provided by operating activities from discontinued operations	(5,344)

Net cash provided by operating activities	312,852
Cash flows from investing activities:
Capital expenditures	(99,416)
Proceeds from divestitures and sales of property and equipment	111,722
Proceeds and distributions from joint ventures and equity investments, net of cash retained	151,692
Acquisitions, net of cash acquired	(2,105)
Net withdrawals (deposits) of restricted funds and other	9,334

Net cash provided by (used in) investing activities from continuing operations	171,227
Net cash used in investing activities from discontinued operations.	(212)

Net cash provided by (used in) investing activities	171,015

Mr. Larry Spirgel

December 31,
2005
Cash flows from financing activities:
Payments of debt	(85,812)
Proceeds from long-term debt issued	292,541
Debt issue costs	(1,038)
Early extinguishments of debt	(291,277)
Proceeds from exercise of stock options	7,834
Purchase of Company common stock	(225,152)
Payments of dividends	(22,637)
Bank overdrafts and other	(844)

Net cash used in financing activities from continuing operations	(326,385)
Effect of foreign currency	1,515

Net increase in cash and cash equivalents	158,997
Cash and cash equivalents at beginning of period	287,785

Cash and cash equivalents at end of period	$446,782

Note: Please note that the Company and the Company’s external auditors have not completed their audit of the revised cash flow line items displayed above in the statement of cash flows and therefore are subject to change prior to the filing of the Company’s December 31, 2006 Form 10-K.